UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
VMware, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
268648102
(CUSIP Number)

D. Bruce Sewell
Senior Vice President and General Counsel
Cary I. Klafter
Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052
(408) 765-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No.	268648102	13D/A

1	NAMES OF REPORTING PERSONS INTEL CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94-1672743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,500,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

	8,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.58%*

14	TYPE OF REPORTING PERSON:

	CO
*  The calculation of the percentage is based on 88,682,977 shares of Class A Common Stock issued and outstanding on August 1, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2008.

AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1 amends and supplements that certain Schedule 13D filed on September 4, 2008 (the “Schedule 13D”) by Intel Corporation, a Delaware corporation (the “Reporting Person”), relating to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of VMware, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.
     This Amendment No. 1 is being filed while the Reporting Person is in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Person obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended to add the following information:
     On October 30, 2008, in connection with the Cisco Common Stock Purchase Agreement described in Item 4, Intel Capital Corporation, a Delaware corporation (“Intel Capital,” the Reporting Person’s wholly-owned subsidiary) sold 500,000 shares of the Common Stock to Cisco Systems International B.V., a private limited liability company formed under the laws of the Netherlands (“Cisco”), for a total purchase price of $13,259,400 million, or $26.5188 per share.
     On October 30, 2008, in connection with the EMC Common Stock Purchase Agreement described in Item 4, Intel Capital sold 500,000 shares of the Common Stock to EMC Corporation, a Massachusetts corporation (the Company’s parent corporation), for a total purchase price of $13,259,400 million, or $26.5188 per share.
Item 4. Purpose of Transaction.
     The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     Common Stock Purchase Agreement
     On July 9, 2007, Intel Capital and the Company entered into a Class A Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”), which provided for the purchase by Intel Capital and sale by the Company of 9,500,000 shares of the Common Stock, subject to the satisfaction of certain conditions provided therein, including the execution of the Rights Agreement. On August 22, 2007, all closing conditions having been met, Intel Capital acquired 9,500,000 shares of the Common Stock for a total purchase price of $218,500,000, or $23.00 per share. The Common Stock Purchase Agreement entitled Intel Capital to designate an executive of the Reporting Person to be appointed to the Company’s board of directors. On September 24, 2007, Renee J. James, an Intel Capital designee, was appointed to the board of directors of the Company.
     Item 4 of the Schedule 13D is hereby further amended to add the following information:
     Cisco Common Stock Purchase Agreement
     On October 30, 2008, Intel Capital and Cisco entered into a Class A Common Stock Purchase Agreement (the “Cisco Common Stock Purchase Agreement”) providing for the purchase by Cisco and sale by Intel Capital of 500,000 shares of the Common Stock and containing customary representations and warranties by each party. On October 30, 2008, pursuant to the Cisco Common Stock Purchase Agreement, Intel Capital sold to Cisco 500,000 shares of the Common Stock for a total purchase price of $13,259,400 million, or $26.5188 per share.
     EMC Common Stock Purchase Agreement
     On October 30, 2008, Intel Capital and EMC Corporation entered into a Class A Common Stock Purchase Agreement (the “EMC Common Stock Purchase Agreement”) providing for the purchase by EMC Corporation and sale by Intel Capital of 500,000 shares of the Common Stock and containing customary representations and warranties by each party. On October 30, 2008, pursuant to the EMC Common Stock Purchase Agreement, Intel Capital sold to EMC Corporation 500,000 shares of the Common Stock for a total purchase price of $13,259,400 million, or $26.5188 per share.
     This Item 4 is qualified in its entirety by reference to the Cisco Common Stock Purchase Agreement and the EMC Common Stock Purchase Agreement, which are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.
     Other Plans or Proposals
     Intel Capital currently intends to sell up to 3,750,000 shares of the Common Stock in the open market commencing on or about November 4, 2008. The exact timing and amount of such sales are subject to a number of factors, including market conditions. Intel Capital may suspend or cease such sales at any time.
Item 5. Interest in Securities of the Issuer.
     The first paragraph appearing after subsection (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     * The Reporting Person does not directly own the Common Stock of the Company. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, as amended (the “Act”), the Reporting Person is deemed to own beneficially 8,500,000 shares of the Common Stock that are owned beneficially by Intel Capital, a wholly-owned subsidiary of the Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     To the best of the knowledge of the Reporting Person without additional investigation, except for the arrangements described in Items 3, 4 or 5 of this Statement, as qualified by Exhibits 99.1 and 99.2 hereto and to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Description
99.1	Class A Common Stock Purchase Agreement, dated as of October 30, 2008, by and between Intel Capital Corporation and CISCO SYSTEMS INTERNATIONAL B.V.

99.2	Class A Common Stock Purchase Agreement, dated as of October 30, 2008, by and between Intel Capital Corporation and EMC Corporation.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2008

INTEL CORPORATION
By:	/s/Arvind Sodhani
Name:	Arvind Sodhani
Title:	Executive Vice President

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS
     The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.
Directors:

Present Principal Occupation or
Name	Employment	Present Business Address	Citizenship
Craig R. Barrett	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A

Susan L. Decker	President, Yahoo! Inc.	701 First Avenue Sunnyvale, CA 94089	U.S.A

Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	One California Street Suite 2630 San Francisco, CA 94111	U.S.A

Jane E. Shaw	Retired Chairman and Chief Executive Officer, Aerogen, Inc.	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

John L. Thornton	Professor and Director of Global Leadership Tsinghua University in Beijing	375 Park Avenue, Suite 1002 New York, NY 10152	U.S.A

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A

Carol A. Bartz	Executive Chairman of the Board of Directors of Autodesk, Inc.	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Non-Director Executives:

Present Principal Occupation or
Name	Employment	Present Business Address	Citizenship
Andy D. Bryant	Executive Vice President Chief Administrative Officer, Finance and Enterprise Services	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Sean M. Maloney	Executive Vice President General Manager, Sales and Marketing Group Chief Sales and Marketing Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

David Perlmutter	Executive Vice President General Manager, Mobility Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Patrick P. Gelsinger	Senior Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

D. Bruce Sewell	Senior Vice President General Counsel	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Stacy J. Smith	Vice President Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A

Thomas M. Kilroy	Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95052	U.S.A